FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission File Number: 001-10137

EXCEL MARITIME CARRIERS LTD.
(Translation of registrant's name into English)

Excel Maritime Carriers Ltd.
Par La Ville Place
14 Par-La-Ville Road
Hamilton, HM JX, Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Excel Maritime Carriers Ltd. (the “Company”) has extended the deadline to vote on its previously announced Joint Prepackaged Chapter 11 Plan of Reorganization of Excel Maritime Carriers Ltd. and Certain of its Affiliates to 5:00 P.M. New York time on July 1, 2013.  The press release regarding this announcement is attached hereto as Exhibit 1.

The above description but not the Exhibit attached hereto shall be deemed filed but not furnished.

Exhibit

Exhibit 1	Press Release of Excel Maritime Carriers Ltd., “Excel Maritime Extends Voting Deadline” dated July 1, 2013

Exhibit 1

FOR IMMEDIATE RELEASE

EXCEL MARITIME EXTENDS VOTING DEADLINE

Hamilton, Bermuda – July 1, 2013 – Excel Maritime Carriers Ltd., an owner and operator of dry bulk carriers and an international provider of worldwide seaborne transportation services for dry bulk cargoes, today announced that it has extended the deadline for entitled lenders to vote on the Joint Prepackaged Chapter 11 Plan of Reorganization of Excel Maritime Carriers Ltd. and Certain of Its Affiliates (the “Plan”) to July 1, 2013 at 5:00 p.m. (New York City time).

For more information on the terms of the plan of reorganization please refer to the report on Form 6-K which the Company has filed. This press release shall not constitute an offer to sell or the solicitation of any offer to buy any securities of the Company.

About Excel Maritime Carriers Ltd.

Excel is an owner and operator of dry bulk carriers and a provider of worldwide seaborne transportation services for dry bulk cargoes, such as iron ore, coal and grains, as well as bauxite, fertilizers and steel products. Excel currently owns and operates a fleet of 38 vessels (six Capesize, 14 Kamsarmax, 14 Panamax, two Supramax and two Handymax vessels), one of which, a Capesize vessel, is owned by a joint venture in which Excel holds a 71.4% interest, with a total carrying capacity of approximately 3.4 million DWT. For more information about Excel, please go to its corporate website www.excelmaritime.com.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended) concerning future events and Excel’s growth strategy and measures to implement such strategy, including expected vessel acquisitions and entering into new time charters.

Words such as “will,” “should,” “expect,” “intend,” “plan,” “believe,” “anticipate,” “hope,” “estimate,” and variations of such words and similar expressions, which are predictions of, or indicate future events and future trends, which do not relate to historical matters, identify forward-looking statements.

Although Excel believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements.

These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Excel. Actual results may differ materially from those expressed or implied by such forward-looking statements (and from past results, performance and achievements). Factors that could cause actual results to differ materially include, but are not limited to, changes in demand for dry bulk vessels, competitive factors in the market in which Excel operates, risks associated with operations outside the United States, and other factors listed from time to time in Excel’s filings with the U.S. Securities and Exchange Commission. These forward-looking statements are made as of the date hereof and are not intended to give any assurance as to future results. Excel expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein, whether to reflect new information, changes in events, conditions or circumstances on which such statements are based, or otherwise.

Contacts:

Media:

Andy Brimmer / Andrew Siegel / Aaron Palash
Joele Frank, Wilkinson Brimmer Katcher
(212) 355-4449

Investor Relations:

Nicolas Bornozis
Capital Link, Inc.
(212) 661-7566
excelmaritime@capitallink.com

Company:

Pavlos Kanellopoulos
Chief Financial Officer
Excel Maritime Carriers Ltd.
17th Km National Road Athens-Lamia &
Finikos Street
145 64 Nea Kifisia

Athens, Greece
Tel: 011-30-210-62-09-520
Fax: 011-30-210-62-09-528
E-Mail: ir@excelmaritime.com
www.excelmaritime.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXCEL MARITIME CARRIERS LTD.
(Registrant)

By: /s/ Pavlos Kanellopoulos
Pavlos Kanellopoulos Chief Financial Officer

Dated: July 1, 2013